UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SMARTSTOP SELF STORAGE, INC.

(Name of Subject Company)

SMARTSTOP SELF STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

H. Michael Schwartz

Chief Executive Officer

SmartStop Self Storage, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael K. Rafter, Esq.

Nelson Mullins Riley & Scarborough, LLP

Atlantic Station

201 17th Street, NW

Suite 1700

Atlanta, Georgia 30363

(404) 322-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (the “Offerors”) to acquire up to 333,400 shares of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of SmartStop Self Storage, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”), at a purchase price of $9.00 per share (the “Offer Price”) in cash, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on April 14, 2015, as amended by Amendment No. 1 to Schedule TO filed by the Offerors with the SEC on April 21, 2015 (as amended, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares pursuant to the Tender Offer.

Item 1.	Subject Company Information.

(a) The Company’s name and the address and telephone number of its principal executive office is as follows:

SmartStop Self Storage, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(b)	The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, of which there were 58,433,771 shares outstanding as of March 31, 2015.

Item 2.	Identity and Background of Filing Person.

(a) The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(d) This Schedule 14D-9 relates to the Tender Offer by the Offerors pursuant to which the Offerors have offered to acquire, subject to certain terms and conditions, up to 333,400 Shares at a purchase price of $9.00 per share. The Tender Offer is on the terms and subject to the conditions described in the Schedule TO. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Tender Offer.” Unless the Exchange Offer is extended, it will expire on May 26, 2015.

According to the Offerors’ Schedule TO, the business address and telephone number for the Offerors is 1640 School Street, Moraga, California, 94556, (800) 854-8357.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(d) To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Offerors and their executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for:

(A) Investment Management Transactions:

Effective August 31, 2014, SmartStop Self Storage Operating Partnership, L.P. (the “Operating Partnership”) acquired Strategic Storage Realty Group, LLC, the parent company of the advisor and property manager for both Strategic Storage Trust II, Inc. (“SST II”) and Strategic Storage Growth Trust, Inc. (“SSGT” and collectively with SST II, the “Managed REITs”), as part of the Self Administration and Investment Management Transaction (discussed in (B) below). As a result, the Company is now their sponsor and will be entitled to receive various fees and expense reimbursements discussed below from the Managed REITs.

As of March 31, 2015, SSGT owned nine self storage properties and SST II owned 26 self storage properties.

(B) Acquisition of Operational Assets of Strategic Storage Holdings and Other Transactions:

On September 4, 2014, we, along with our Operating Partnership, entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements with Strategic Storage Holdings, LLC (“SSH”), referred to herein as the Self Administration and Investment Management Transaction, pursuant to which, effective as of August 31, 2014, we acquired the self storage advisory, asset management, property management and investment management businesses of SSH. SSH was the sole member of the Former Advisor and Property Manager. The Former Advisor had been responsible for, among other things, managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf. As a result of the Self Administration and Investment Management Transaction, we are now self-managed.

SSH Contribution Agreement

On September 4, 2014, we along with our Operating Partnership, as Contributee, and SSH, as Contributor, entered into a Contribution Agreement (the “SSH Contribution Agreement”) whereby, effective August 31, 2014, our Operating Partnership acquired substantially all of SSH’s operating assets, including (a) SSH’s 100% membership interests in (i) the Property Manager, (ii) Strategic Storage Opportunities, LLC (“SSO”), (iii) Strategic Storage Realty Group, LLC, the parent company of the advisor and property manager for SST II and SSGT, respectively, and (iv) Strategic Capital Markets Group, LLC, which owns the 15% non-voting equity interest in Select Capital Corporation, our former Dealer Manager and the current dealer manager for SST II and SSGT, (b) all equipment, furnishings, fixtures, computer equipment and certain other personal property as set forth in the SSH Contribution Agreement, (c) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto (including all rights to the “SmartStop®” brand and “Strategic Storage” related trademarks), (d) all of SSH’s Software as defined in the SSH Contribution Agreement, (e) all of SSH’s processes, practices, procedures and workforce (including all of our executive officers and currently consisting of approximately 400 on-site self storage employees, regional and district managers and other personnel), and (f) certain other assets as set forth in the SSH Contribution Agreement, in exchange for $18 million in cash and 773,395 limited partnership units of the Operating Partnership (“OP Units”).

Termination of Advisory Agreements

On September 4, 2014, we along with our Operating Partnership entered into a Termination of Advisory Agreement (the “Advisory Agreement Termination”) with the Former Advisor. Pursuant to the Advisory Agreement Termination, effective as of August 31, 2014, our Advisory Agreement (“Former Advisory Agreement”) was terminated and is of no further force and effect.

In addition, Self Storage REIT, LLC, a wholly-owned subsidiary of our Operating Partnership (“REIT I”) entered into a Termination of Advisory Agreement (the “REIT I Advisory Agreement Termination”) with USA Self Storage Advisor LLC, the advisor to REIT I (“REIT I Advisor”), and Self Storage REIT II, LLC, a wholly-owned subsidiary of our Operating Partnership (“REIT II”) entered into a Termination of Advisory Agreement (the “REIT II Advisory Agreement Termination”) with USA SS REIT II Advisor, LLC, the advisor to REIT II (“REIT II Advisor”), resulting in the termination of the respective advisory agreements of REIT I and REIT II.

Contribution of Special Limited Partner Interests

On September 4, 2014, pursuant to a limited partner interest contribution agreement (the “Limited Partner Interest Contribution Agreement”), by and among our Operating Partnership, USA Self Storage REIT Operating Partnership, LP (“REIT I Operating Partnership”), USA SS REIT II Operating Partnership, L.P. (“REIT II Operating Partnership”), the Former Advisor, REIT I Advisor and REIT II Advisor, (1) the Former Advisor contributed its special limited partner interest in our Operating Partnership to our Operating Partnership in exchange for 659,696 OP Units and 691,876 Class B Limited Partnership Units of the Operating Partnership (“Class B Units”), (2) REIT I Advisor contributed both its special limited partner interest in our Operating Partnership and its Class B limited partnership units in REIT I Operating Partnership to our Operating Partnership in exchange for 102,846 OP Units and 107,863 Class B Units, and (3) REIT II Advisor contributed both its special limited partner interest in our Operating Partnership and its Class B limited partnership units in REIT II Operating Partnership to our Operating Partnership in exchange for 30,188 OP Units and 31,660 Class B Units.

As a result of the Limited Partner Interest Contribution Agreement, the Former Advisor, REIT I Advisor, and REIT II Advisor no longer have a special limited partner interest in our Operating Partnership, REIT I Operating Partnership, or REIT II Operating Partnership; however, the Former Advisor, REIT I Advisor and REIT II Advisor will now hold OP Units and Class B Units. The Class B Units shall have the following terms, rights and restrictions:

•	The Class B Units shall be converted on a per unit basis into OP Units at the later of (i) two years from the date of issuance, or (ii) the date on which the OP Units have a fully diluted estimated net asset value per unit (after giving effect to the conversion of the Class B Units) exceeding $10.81, calculated in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (IPA) in April 2013 (the “IPA Guidelines”); provided, however, that the estimated net asset value per unit shall take into account the value of the assets acquired by the Operating Partnership pursuant to the SSH Contribution Agreement and the Churchill Contribution Agreement (as defined below);

•	The Class B Units shall be automatically converted into OP Units in the event of a change in control or listing event (with market value in a listing measured by the average closing price during a 30-day period commencing at any time between 180 days and 540 days following listing) at a price in excess of $10.81 per share;

•	The Class B Units shall only be converted to the extent that, after giving effect to such conversion, the value of a share in the event of a change of control or listing event is greater than 10.81;

•	The Class B Units shall have no distribution rights and, hence, will receive no distributions prior to their conversion to OP Units; and

•	The Class B Units shall have no voting rights, except for approval rights for any amendments to the rights and obligations of the Class B Units.

Amendments to Operating Partnership Agreements

On September 4, 2014, we entered into a Third Amended and Restated Agreement of Limited Partnership of our Operating Partnership (the “Operating Partnership Agreement”), which amends and supersedes the Second Amended and Restated Limited Partnership Agreement (the “Former OP Agreement”). In addition, REIT I entered into Amendment No. 2 to the Agreement of Limited Partnership of REIT I Operating Partnership (the “REIT I OP Agreement Amendment”), and REIT II entered into Amendment No. 2 to the Agreement of Limited Partnership of REIT II Operating Partnership (the “REIT II OP Agreement Amendment”).

As a result of the entry into the above-described Limited Partner Interest Contribution Agreement and the Operating Partnership Agreement, the REIT I OP Agreement Amendment, and the REIT II OP Agreement Amendment, (1) references to the special limited partner interests previously held by the Former Advisor, REIT I Advisor, and REIT II Advisor in each of the respective operating partnerships have been removed from the respective agreements, in connection with the exchange of such interests pursuant to the Limited Partner Interest Contribution Agreement, and (2) provisions related to the subordinated incentive distributions payable to the special limited partners pursuant to the special limited partnership interests have been removed from the respective agreements. Accordingly, we and our Operating Partnership will no longer have any obligation to make the distributions of Net Sale Proceeds, Subordinated Incentive Listing Distribution, Subordinated Distribution Due Upon Extraordinary Transaction or Subordinated Distribution Due Upon Termination (each as defined in the Former OP Agreement).

Registration Rights Agreement

On September 4, 2014, in connection with the issuance of (i) OP Units to SSH, Churchill, the Former Advisor, REIT I Advisor and REIT II Advisor pursuant to the terms of the SSH Contribution Agreement, the Churchill Contribution Agreement (as described below), and the Limited Partner Interest Contribution Agreement, as applicable, and (ii) Class B Units, which are convertible into OP Units (as described in “Contribution of Special Limited Partner Interests” above), to the Advisor, REIT I Advisor, and REIT II Advisor, we entered into a registration rights agreement (the “Registration Rights Agreement”) with SSH, Churchill, the Former Advisor, REIT I Advisor and REIT II Advisor. Under the Registration Rights Agreement, we agreed to file, no later than six months following the date upon which our common stock becomes available for trading pursuant to the initial listing of such common stock on a national securities exchange, as such term is defined under the Securities Exchange Act of 1934, and use commercially reasonable efforts to cause to become effective as soon as practicable thereafter, a registration statement for the offering on a continuous or delayed basis in the future covering resales of shares of our common stock that may be acquired by SSH, Churchill, the Former Advisor, REIT I Advisor or REIT II Advisor in connection with the exercise by them of the exchange rights associated with the OP Units.

Agreement Regarding Acquisition Fees

In connection with the Self Administration and Investment Management Transaction, we, the Operating Partnership and SSH agreed that for a period of six months following the closing of the Self Administration and Investment Management Transaction, subject to certain extensions, SSH, as the ultimate parent company of the Former Advisor and former ultimate parent company of Strategic Storage Advisor II, LLC, the advisor to SST II, and SS Growth Advisor, LLC, the advisor to SSGT, will retain any and all acquisition fees due under their respective advisory agreements with respect to any properties whose acquisition was pending, under contract, or was otherwise in process as of the closing of the Self Administration and Investment Management Transaction. The parties agreed that the first $2.0 million in such acquisition fees otherwise payable will be deferred until the payout ratio (as defined in the agreement and calculated to include the payment of any portion of the deferred fees that SSH is entitled to be paid) is 100% or less for any quarterly period.

Severance Agreements

On September 4, 2014, in connection with the Self Administration and Investment Management Transaction, the Operating Partnership entered into severance agreements (collectively, the “Severance Agreements”) with each of the following executive officers: H. Michael Schwartz, our Chief Executive Officer, President and Chairman of our board of directors, Paula Mathews, our Executive Vice President and Assistant Secretary, Michael S. McClure, our Executive Vice President, Chief Financial Officer and Treasurer, Wayne Johnson, our Senior Vice President – Acquisitions, Ken Morrison, our Senior Vice President – Property Management, and James L. Berg, our Secretary. The Severance Agreements were approved by the Compensation Committee of our board of directors.

Each of the Severance Agreements for our executive officers (collectively, the “Executive Officer Severance Agreements”) provide for separation payments upon the termination of the executive officer’s employment under various conditions. The level of severance pay depends upon the circumstances of the executive officer’s termination of employment. For example, if the executive officer were terminated by the Operating Partnership without Cause (as defined in the Executive Officer Severance Agreements ) and not in connection with a Change in Control (as defined in the Executive Officer Severance Agreements), then the executive officer would be entitled to a separation payment equal to the base salary for the applicable year and target bonus for the first fiscal year and average bonus thereafter (1.25 times these amounts for Mr. McClure and 2.99 times these amounts for Mr. Schwartz). If, within two years of a Change in Control, the executive officer were terminated by the Operating Partnership without Cause or the executive officer terminates his or her employment for Good Reason (as defined in the Executive Officer Severance Agreements), then the executive officer would be entitled to a severance payment equal to 2 times the base salary for the applicable year and target bonus for the first fiscal year and average bonus thereafter (2.5 times these amounts for Mr. McClure and 2.99 times these amounts for Mr. Schwartz). Upon death or disability of the executive officer, the executive officer (or his or her estate) will be entitled to receive a severance payment equal to base salary through the end of the applicable year plus any accrued but unpaid target bonus. If the executive officer terminates his or her employment voluntarily or if the executive officer were terminated by the Operating Partnership for Cause (as defined in the Executive Officer Severance Agreements), then such executive officer will only be entitled to $10,000. In each of the foregoing circumstances, if the executive officer violates any of the restrictive covenants set forth in the Executive Officer Severance Agreements, that executive officer’s right to receive severance payments pursuant to the Executive Officer Severance Agreements will end immediately.

Churchill Contribution Agreement

On September 4, 2014, we and our Operating Partnership, as Contributee, and Churchill TRI, LLC (“Churchill”), as Contributor, entered into a Contribution Agreement (the “Churchill Contribution Agreement”) whereby our Operating Partnership acquired Churchill’s ownership interest in SBOA TI Reinsurance Ltd., the Reinsurance Company, a Cayman Islands exempted company, which reinsures a portion of the insurance required by the insurer of our tenant insurance program, whereby tenants of our self storage facilities and tenants of other operators participating in the program can purchase insurance to cover damage or destruction to their property while stored at such facilities. In addition to the tenant insurance revenues we already receive pursuant to the program, we will now be entitled to receive our share of distributions of any profits generated by the Reinsurance Company depending on actual losses incurred by the program. Churchill contributed its interest in the Reinsurance Company in exchange for $3.75 million in cash and 290,023 OP Units.

Pursuant to the terms of the SSH Contribution Agreement, Churchill Contribution Agreement and Limited Partner Interest Contribution Agreement, none of SSH, Churchill, the Advisor, the REIT I Advisor or the REIT II Advisor may transfer for a period of two years any of (a) the OP Units or Class B Units it receives pursuant to the SSH Contribution Agreement, Churchill Contribution Agreement or the Limited Partner Interest Contribution Agreement, as applicable, or (b) any shares of common stock of the Company held by any of them upon exchange of the OP Units or Class B Units pursuant to the provisions of the Operating Partnership Agreement, except for (i) certain permitted transfers and (ii) upon a change in control of the Company, such restrictions on transfer shall terminate.

(C) SmartStop Former Advisory Agreement, Operating Partnership Agreement, Property Management Agreements and Dealer Manager Agreement:

Former Advisory Agreement

Prior to the Self Administration and Investment Management Transaction, we did not have any employees. Our Former Advisor was primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Former Advisor received various fees and expenses under the terms of our Former Advisory Agreement. Our Former Advisory Agreement also required our Former Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, were in excess of 15% of gross proceeds from the Offering. Subsequent to the termination of our Offering on September 22, 2013, we have determined that these expenses did not exceed 15% of gross proceeds from the Offering. In addition, certain organization and offering costs of the Offering were paid by our Former Advisor on our behalf and reimbursed to our Former Advisor from the proceeds of the Offering. Organization and offering costs consisted of all expenses (other than sales commissions and the dealer manager fee) paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Former Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Former Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Former Advisor was required to reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Subsequent to the termination of our Offering on September 22, 2013, we have determined that organization and offering costs did not exceed 3.5% of the gross proceeds from the Primary Offering.

Our Former Advisor received acquisition fees equal to 2.5% of the contract purchase price of each property we acquired plus reimbursement of any acquisition expenses the Former Advisor incurred. Our Former Advisor also received a monthly asset management fee equal to one-twelfth of 1.0% of the average invested assets, as defined in the Former Advisory Agreement, of our assets, excluding those properties acquired through our mergers with REIT I and REIT II and the SS I, DST, Madison DST, Colonial DST and SF DST acquisitions; provided, however, that if the average invested assets, as defined, of our assets exceeded $500 million, the monthly asset management fee would be reduced to one-twelfth of 0.75% of the average invested assets, as defined, of those assets exceeding $500 million unless our modified funds from operations (as defined in the Former Advisory Agreement), including payment of the fee, was greater than 100% of our distributions in any month (see footnote (2) in the following table for a discussion of the Former Advisor’s permanent waiver of certain asset management fees). The monthly asset management fees for our properties acquired through our mergers with REIT I and REIT II and the SS I, DST, Madison DST, Colonial DST and SF DST acquisitions was equal to 2.0% of the gross revenues from the properties and was paid to affiliates of our Former Sponsor. Under our Former Advisory Agreement, and our articles of incorporation, as amended, our Former Advisor may have received disposition fees in an amount equal to the lesser of (i) 3.0% of the contract sale price for each property we sell, or (ii) one-half of the competitive real estate commission, as long as our Former Advisor provided substantial assistance in connection with the sale. The disposition fees paid to our Former Advisor were subordinated to the receipt of our stockholders of a 6% cumulative, non-compounded, annual return on such stockholders’ invested capital. The total real estate commissions paid (including disposition fees paid to our Former Advisor) may not have exceeded the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property.

Our Former Advisory Agreement provided for reimbursement of our Former Advisor’s direct and indirect costs of providing administrative and management services to us (see footnote (1) in the following table for a discussion of the Former Advisor’s permanent waiver of certain reimbursements). Beginning October 1, 2009 (four fiscal quarters after the acquisition of our first real estate asset), our Former Advisor was required to reimburse us the amount by which our aggregate annual operating expenses, as defined, exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceeded the limitation, we were required to disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case, the disclosure was required to include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. Our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

On September 27, 2012, we entered into a Second Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”) with our Former Advisor. The material terms of the Former Advisory Agreement were not changed. However, certain provisions were added, the most significant of which was a provision restricting us, during the term of the Amended Advisory Agreement and for a period of two years after the termination of the Amended Advisory Agreement, from soliciting or hiring any employee of, or person performing services on behalf of, our Former Advisor.

On March 28, 2014, in a series of related transactions, we entered into an amended and restated advisory agreement (the “Third Amended and Restated Advisory Agreement”) and an amended and restated limited partnership agreement (the “Second Amended and Restated Limited Partnership Agreement”), and REIT I and REIT II entered into amendments to their respective operating partnership agreements, (the “First REIT I OP Agreement Amendment” and the “First REIT II OP Agreement Amendment,” respectively). REIT I and REIT II are each wholly-owned by our Operating Partnership.

The Third Amended and Restated Advisory Agreement with our Former Advisor and our Operating Partnership amended and superseded the Second Amended and Restated Advisory Agreement. Pursuant to the Third Amended and Restated Advisory Agreement, provisions related to various subordinated fees that would be due to our Former Advisor upon the occurrence of certain events were removed from such agreement and were included in the Second Amended and Restated Limited Partnership Agreement of our Operating Partnership. Additionally, our Operating Partnership became a party to the Third Amended and Restated Advisory Agreement and provided customary representations and warranties, and certain provisions of the Second Amended and Restated Limited Partnership Agreement were incorporated into the Third Amended and Restated Advisory Agreement.

Operating Partnership Agreement

The Second Amended and Restated Limited Partnership Agreement with our Operating Partnership and our Former Advisor amended and superseded the First Amended and Restated Limited Partnership Agreement. Pursuant to the Second Amended and Restated Limited Partnership Agreement, our Former Advisor and the advisors to REIT I and REIT II were each granted a special limited partnership interest in our Operating Partnership and each became a party to the Second Amended and Restated Limited Partnership Agreement. In addition, provisions related to various subordinated fees that would be due to our Former Advisor upon the occurrence of certain events were included in such agreement and were payable as distributions pursuant to our Former Advisor’s special limited partnership interest. After giving effect to the Second Amended and Restated Limited Partnership Agreement, the First REIT I OP Agreement Amendment, and the First REIT II OP Agreement Amendment, our Former Advisor and the advisors to REIT I and REIT II became entitled to receive various potential subordinated distributions, each of which were outlined further in the Second Amended and Restated Limited Partnership Agreement, the First REIT I OP Agreement Amendment, and the First REIT II OP Agreement Amendment, if (1) our shares of common stock were listed on a national exchange, (2) we terminated our Former Advisory Agreement (other than a voluntary termination by mutual assent), (3) we liquidated our portfolio, or (4) we entered into an Extraordinary Transaction, as defined in such agreements. In the case of each of the foregoing distributions, our Former Advisor’s receipt of the distribution is subordinate to return of capital to our stockholders plus at least a 6% cumulative, non-compounded return, and our Former Advisor’s share of the distribution was 5%, 10%, or 15%, depending on the return level to our stockholders. The receipt of the distribution by the former advisors to REIT I and REIT II is subordinate to return of capital to the original REIT I and REIT II stockholders plus at least a 7% cumulative, non-compounded return, and such advisors’ share of the distribution was 15%. In addition, our Former Advisor was potentially entitled to a one-time cash distribution in the event that we (1) listed our shares of common stock on a national exchange, (2) liquidated our portfolio, or (3) entered into an Extraordinary Transaction resulting in a return to our stockholders in excess of an amount per share that will be determined by our independent directors. Such one-time cash distribution would be paid as part of the complete redemption of our Former Advisor’s special limited partnership interest in our Operating Partnership and would be up to the aggregate amount of all unreturned and unreimbursed capital invested by our Former Advisor and its affiliates in us, our Operating Partnership, our Former Advisor and affiliates, relating in any way to our business or our Operating Partnership’s business or any offering.

Property Management Agreements

Our Property Manager received and was entitled to certain fees up to the date of our acquisition of our Property Manager through the Self Administration and Investment Management Transaction. Our Property Manager received a fee for its services in managing our properties, generally equal to 6% of the gross revenues from the properties plus reimbursement of the direct costs of managing the properties under our property management agreement. In the event that our Property Manager assisted with the development or redevelopment of a property, we may have been required to pay a separate market-based fee for such services. As a condition of the REIT II merger transaction, our Property Manager agreed to waive the monthly property management fees for the REIT II properties until the FFO, as defined in the merger agreement, of those properties reached $0.70 per share (which threshold was met in the three months ended March 31, 2013).

On September 27, 2012, our board of directors approved revisions to our property management agreements entered into with respect to properties acquired after that date. These revisions included increasing the term to three years, with automatic three-year extensions; revising the property owner’s obligation to reimburse the Property Manager for certain expenses; the addition of a construction management fee (as defined); the addition of a tenant insurance administrative fee; adding a nonsolicitation provision; and adding a provision regarding the Property Manager’s use of trademarks and other intellectual property owned by SSH.

Dealer Manager Agreement

During the term of our Offering, our Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales in the Primary Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Offering under the terms of our Dealer Manager Agreement. Our Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allowed all of the sales commissions paid in connection with sales made by these broker-dealers. Our Dealer Manager was also permitted to re-allow to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution related expenses. Our Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses, may not exceed 3% of gross offering proceeds from sales in the Primary Offering. The Dealer Manager Agreement terminated upon the termination of our Offering.

Prior to the Self Administration and Investment Management Transaction, our Chief Executive Officer, through a wholly-owned limited liability company, owned a 15% non-voting equity interest in our Dealer Manager. We acquired that equity interest through the Self Administration and Investment Management Transaction.

Pursuant to the terms of the agreements described above, the following summarizes the related party costs incurred for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Expensed
Reimbursement of operating expenses (1)	$775,473	$385,403	$33,476
Asset management fees (2)	4,071,601	5,050,668	4,521,867
Property management fees (3)(4)	3,793,069	4,889,019	3,732,149
Acquisition expenses	719,264	1,869,974	2,415,200
Additional Paid-in Capital
Selling commissions	—	7,215,235	7,402,084
Dealer manager fee	—	3,092,243	3,172,322
Reimbursement of offering costs	—	344,055	487,235

Total	$9,359,407	$22,846,597	$21,764,333

(1)	During the years ended December 31, 2013 and 2012, our Former Advisor permanently waived certain reimbursable indirect costs, primarily payroll and related overhead costs, related to administrative and management services, totaling approximately $975,000 and $960,000, respectively. Such amounts were waived permanently and accordingly, will not be paid to our Former Advisor. During the eight months ended August 31, 2014 and three months ended December 31, 2013 our Former Advisor did not waive reimbursable indirect costs, and such reimbursable indirect costs totaled approximately $745,000 and $340,000, respectively, for such periods.

(2)	For the nine months ended September 30, 2013 our Former Advisor permanently waived asset management fees related to the Stockade Portfolio of approximately $525,000. During the eight months ended August 31, 2014 and three month period ended December 31, 2013 such amounts were not waived and approximately $470,000 and $175,000, respectively, of such costs were recorded. During the year ended December 31, 2012, our Former Advisor permanently waived asset management fees related to the Stockade Portfolio and our Dufferin property totaling approximately $186,000 and $37,000, respectively. Such amounts were waived permanently and accordingly, will not be paid to our Former Advisor.
(3)	During the years ended December 31, 2013 and 2012, property management fees include approximately $27,000 and $100,000, respectively, of fees paid to the sub-property manager of our Canadian properties. Such sub-property management agreement was terminated effective March 31, 2013 at a cost of approximately $28,000.
(4)	During the eight months ended August 31, 2014 and the year ended December 31, 2013, our Property Manager permanently waived certain costs, reimbursements and fees, including construction management fees, tenant insurance administration fees and expense reimbursements related to certain off-site property management employees. Such amounts totaled approximately $560,000 and $759,000, respectively. These amounts were waived permanently and accordingly, will not be paid to our Property Manager.

As of December 31, 2013, we had amounts due to affiliates totaling approximately $1,742,000. As of December 31, 2014, we had amounts due from affiliates totaling approximately $56,000 which is included in the other assets line item of our consolidated balance sheet.

(D) Managed REITs Agreements:

Advisory Agreement Fees

Our indirect subsidiaries, Strategic Storage Advisor II, LLC, the advisor to SST II (the “SST II Advisor”), and SS Growth Advisor, LLC, the advisor to SSGT (the “SSGT Advisor”), are entitled to receive various fees and expense reimbursements under the terms of the SST II and SSGT advisory agreements. However, in connection with the Self Administration and Investment Management Transaction, the Company, the Operating Partnership and SSH agreed that for a period of six months following the closing of the Self Administration and Investment Management Transaction, subject to certain extensions, SSH, as the former ultimate parent company of Strategic Storage Advisor II, LLC and SS Growth Advisor, LLC, will retain any and all acquisition fees that would have been due under their respective advisory agreements with respect to any properties whose acquisition was pending, under contract, or was otherwise in process as of the closing of the Self Administration and Investment Management Transaction (the “Acquisition Fee Tail Agreement”).

SST II Advisory Agreement

The SST II Advisor provides acquisition and advisory services to SST II pursuant to an advisory agreement (the “SST II Advisory Agreement”). SST II is required to reimburse the SST II Advisor for organization and offering costs under the SST II Advisory Agreement; provided, however, the SST II Advisor will be required to reimburse SST II within 60 days after the end of the month in which the public offering terminates to the extent SST II paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the SST II primary offering. The SST II Advisory Agreement also requires the SST II Advisor to reimburse SST II to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the SST II offering.

Subject to the Acquisition Fee Tail Agreement, the SST II Advisor will receive acquisition fees equal to 1.75% of the contract purchase price of each property SST II acquires plus reimbursement of any acquisition expenses that SST II Advisor incurs. The SST II Advisor will also receive a monthly asset management fee equal to 0.05208%, which is one-twelfth of 0.625%, of SST II’s average invested assets, as defined.

Under the SST II Advisory Agreement, the SST II Advisor will receive disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property SST II sells, as long as the SST II Advisor provides substantial assistance in connection with the sale. The total real estate commissions paid (including the disposition fee paid to the SST II Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property and are subordinated to receipt of the SST II stockholders of a 6% cumulative, non-compounded, annual return on such stockholders’ invested capital. The SST II Advisor may potentially also be entitled to various subordinated distributions under the SST II operating partnership agreement if SST II (1) lists its shares of common stock on a national exchange, (2) terminates the SST II Advisory Agreement, (3) liquidates its portfolio, or (4) enters into an Extraordinary Transaction, as defined in the SST II operating partnership agreement.

The SST II Advisory Agreement provides for reimbursement of the SST II Advisor’s direct and indirect costs of providing administrative and management services to SST II. Beginning four fiscal quarters after SST II acquires its first real estate asset, the SST II Advisor will be required to pay or reimburse SST II the amount by which SST II’s aggregate annual operating expenses, as defined, exceed the greater of 2% of SST II’s average invested assets or 25% of SST II’s net income, as defined, unless a majority of SST II’s independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

SSGT Advisory Agreements

The SSGT Advisor provided acquisition and advisory services to SSGT pursuant to an advisory agreement in connection with the private placement offering (the “SSGT Private Offering Advisory Agreement”). The SSGT Advisor entered into a substantially similar advisory agreement in connection with the public offering (the “SSGT Public Offering Advisory Agreement” and, together with the Private Offering Advisory Agreement, the “SSGT Advisory Agreements”). SSGT will be required to reimburse the SSGT Advisor for organization and offering costs from the SSGT private offering and the SSGT public offering pursuant to the SSGT Advisory Agreements; provided, however, pursuant to the SSGT Public Offering Advisory Agreement, the SSGT Advisor will be required to reimburse SSGT within 60 days after the end of the month in which the SSGT public offering terminates to the extent SSGT paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the SSGT primary offering.

The SSGT Public Offering Advisory Agreement will also require the SSGT Advisor to reimburse SSGT to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the SSGT public offering. The SSGT Advisor will receive acquisition fees equal to 1% and 1.75% (subject to the Acquisition Fee Tail Agreement), respectively, of the contract purchase price of each property SSGT acquires plus reimbursement of any acquisition expenses the SSGT Advisor incurs pursuant to the SSGT Private Offering Advisory Agreement and the SSGT Public Offering Advisory Agreement. The SSGT Advisor will also receive a monthly asset management fee equal to 0.04167%, which is one-twelfth of 0.5%, of SSGT’s average invested assets, as defined. SSGT may also pay the SSGT Advisor a financing fee of up to 0.5% of the borrowed amount of a loan for arranging for financing in connection with the acquisition, development or repositioning of SSGT’s properties.

Under the Public Offering Advisory Agreement, the SSGT Advisor will receive disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property SSGT sells, as long as the SSGT Advisor provides substantial assistance in connection with the sale. As provided under the SSGT Public Offering Advisory Agreement, the total real estate commissions paid (including the disposition fee paid to the SSGT Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property. SSGT will also pay the SSGT Advisor or its affiliate a market-based development fee some or all of which may be reallowed to a third party developer. The development fee will be paid in connection with properties that SSGT anticipates developing or expanding within 12 months of the acquisition of such properties. A development fee to a third party developer may take the form of an up-front fee and participation in a back-end performance fee. The SSGT Advisor may also be potentially entitled to various subordinated distributions under SSGT’s operating partnership agreement if SSGT (1) lists its shares of common stock on a national exchange, (2) terminates the SSGT Public Offering Advisory Agreement, (3) liquidates its portfolio, or (4) merges with another entity or enters into an Extraordinary Transaction, as defined in the SSGT operating partnership agreement.

The SSGT Advisory Agreements provide for reimbursement of the SSGT Advisor’s direct and indirect costs of providing administrative and management services to SSGT. Beginning four fiscal quarters after SSGT acquires its first real estate asset, pursuant to the SSGT Public Offering Advisory Agreement, the SSGT Advisor will be required to pay or reimburse SSGT the amount by which SSGT’s aggregate annual operating expenses, as defined, exceed the greater of 2% of SSGT’s average invested assets or 25% of its net income, as defined, unless a majority of SSGT’s independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

Property Management Agreements

Commencing September 1, 2014, our indirect subsidiaries, Strategic Storage Property Management II, LLC and SS Growth Property Management, LLC (collectively the “Managed REITs Property Managers”), are entitled to receive fees for their services in managing the properties owned by the Managed REITs pursuant to property management agreements entered into between the owner of the property and the applicable Managed REIT’s Property Manager. The Managed REITs Property Managers will receive a property management fee equal to 6% of the gross revenues from the properties, generally subject to a monthly minimum of $3,000 per property, plus reimbursement of the costs of managing the properties. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties. Pursuant to the property management agreements, we through our Operating Partnership employ the on-site staff for the Managed REITs’ properties. For the year ended December 31, 2014 such payroll related costs totaled approximately $0.1 million.

In the event that a Managed REITs Property Manager assists with the development or redevelopment of a property owned by a Managed REIT, a Managed REITs Property Manager may be entitled to receive a separate market-based fee for such services. In addition, a Managed REITs Property Manager will be entitled to a construction management fee equal to 5% of the cost of a related construction or capital improvement work project in excess of $10,000 and an administration fee equal to $0.50 a month for each insurance policy purchased by a customer at one of the Managed REITs’ properties in connection with the tenant insurance program.

Summary of Fees and Reimbursable Costs

Pursuant to the terms of the various agreements described above for the Managed REITs, the following summarizes the related party fees and reimbursable costs recorded for the four months ended December 31, 2014:

	Revenues	Reimbursable Costs (1)
Property Management Agreement - SST II	$47,287	$50,057
Property Management Agreement - SSGT	44,031	68,828
Advisory Agreement - SST II	22,254	246,738
Advisory Agreement - SSGT	46,316	193,934
Other	45,132	—

Total	$205,020	$559,557

(1)	Reimbursable costs include reimbursement of both the SST II and SSGT Advisors’ direct and indirect costs of providing administrative and management services to the Managed REITs. Additionally, reimbursable costs includes reimbursement pursuant to the property management agreements for reimbursement of the costs of managing the Managed REITs’ properties, including wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties.

As of December 31, 2014 we had receivables due from SST II and SSGT, respectively, totaling approximately $1.1 million and $0.8 million, which are included in investments in and advances to the Managed REITs line-item in our consolidated balance sheet. Such amounts included unpaid amounts relative to the above table, in addition to other direct routine expenditures of the Managed REITs that we directly funded.

(E) Investment in Managed REITs:

On July 31, 2014, SSTI Preferred Investor, LLC (the “SSTI Preferred Investor”), entered into a preferred unit purchase agreement (the “SSGT Unit Purchase Agreement”) with SS Growth Operating Partnership, L.P. (the “SSGT Operating Partnership”) and SSGT. Pursuant to the SSGT Unit Purchase Agreement, the SSTI Preferred Investor agreed to provide up to $18,100,000 through a preferred equity investment in the SSGT Operating Partnership (the “SSGT Investment”), which amount may be invested in one or more tranches, to be used for investments in self storage properties, as described in the SSGT Unit Purchase Agreement, in exchange for up to an aggregate of 724,000 preferred units of limited partnership interest of the SSGT Operating Partnership (the “SSGT Preferred Units”), each having a liquidation preference of $25.00 per SSGT Preferred Unit (the “SSGT Liquidation Amount”), plus all accumulated and unpaid distributions. The SSTI Preferred Investor is entitled to receive current distributions (the “SSGT Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum on the SSGT Liquidation Amount, payable monthly and calculated on an actual/360 basis. In addition to the SSGT Current Distributions, the SSGT Operating Partnership has the obligation to elect either (A) to pay the SSTI Preferred Investor additional distributions monthly in an amount equal to: (i) 4.35% per annum on the SSGT Liquidation Amount through March 31, 2017; and (ii) thereafter, 6.35% per annum on the SSGT Liquidation Amount or (B) defer the additional distributions (“SSGT Deferred Distribution”), which SSGT Deferred Distribution will accumulate monthly in an amount equal to (i) LIBOR plus 10.85% of the SSGT Deferred Distribution through March 31, 2017; and (ii) thereafter, LIBOR plus 12.85% of the SSGT Deferred Distribution. The SSGT Investment is redeemable at SSTI Preferred

Investor’s discretion following certain events set forth in the designation of rights establishing the SSGT Preferred Units. As of March 31, 2015, the SSTI Preferred Investor had invested approximately $17.5 million in the SSGT Operating Partnership.

On November 3, 2014, the SSTI Preferred Investor entered into a preferred unit purchase agreement (the “SST II Unit Purchase Agreement”) with Strategic Storage Operating Partnership II, L.P. (the “SST II Operating Partnership”) and SST II. Pursuant to the SST II Unit Purchase Agreement, the SSTI Preferred Investor agreed to provide up to $65 million through a preferred equity investment in the SST II Operating Partnership (the “SST II Investment”), which amount may be invested in one or more tranches, to be used for investments in self storage properties, as described in the SST II Unit Purchase Agreement, in exchange for up to an aggregate of 2.6 million preferred units of limited partnership interest of the SST II Operating Partnership (the “SST II Preferred Units”), each having a liquidation preference of $25.00 per Preferred Unit (the “SST II Liquidation Amount”), plus all accumulated and unpaid distributions. The SSTI Preferred Investor is entitled to receive current distributions (the “SST II Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum on the SST II Liquidation Amount, payable monthly and calculated on an actual/360 basis. In addition to the SST II Current Distributions, the SST II Operating Partnership has the obligation to elect either (A) to pay the SSTI Preferred Investor additional distributions monthly in an amount equal to: (i) 4.35% per annum on the SST II Liquidation Amount through March 31, 2017; and (ii) thereafter, 6.35% per annum on the SST II Liquidation Amount or (B) defer the additional distributions (“SST II Deferred Distribution”), which SST II Deferred Distribution will accumulate monthly in an amount equal to (i) LIBOR plus 10.85% of the SST II Deferred Distribution through March 31, 2017; and (ii) thereafter, LIBOR plus 12.85% of the SST II Deferred Distribution. The SST II Investment is redeemable at SSTI Preferred Investor’s discretion following certain events set forth in the designation of rights establishing the SST II Preferred Units. As of March 31, 2015, the SSTI Preferred Investor had invested approximately $56.5 million in the SST II Operating Partnership.

(F) Tenant Reinsurance Program

Beginning in 2011, our Chief Executive Officer and President, through certain entities, began participating in a tenant reinsurance program whereby tenants of our self storage facilities are able to purchase insurance to cover damage or destruction to their property while stored at our facilities. Such entities invested in a Cayman Islands company (the “Reinsurance Company”) that reinsures a portion of the insurance required by the program insurer to cover the risks of loss at participating facilities in the program. The program insurer provides fees (approximately 50% of the tenant premium paid) to us as owner of the facilities. The Reinsurance Company may be required to fund additional capital or may be entitled to receive distributions of profits depending on actual losses incurred under the program. Effective August 31, 2014, we acquired such interest from our Chief Executive Officer and President (See Note 3). For the years ended December 31, 2014, 2013 and 2012, we recorded revenue of approximately $1.3 million, $1.6 million and $1.3 million respectively, in connection with this tenant reinsurance program while it was owned by such affiliates. For the year ended December 31, 2014, we recorded approximately $0.7 million in revenue from the program insurer, while we owned the tenant reinsurance interest.

(G) Storage Auction Program

During the second quarter of 2013, our Chief Executive Officer and President, and our Senior Vice President – Property Management and the President of our Property Manager, purchased noncontrolling interests in a company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions online instead of using live auctions conducted at the self storage facilities. Once the contents of a storage unit are sold at auction, we pay the Auction Company a service fee based upon the sale price of the unit. On January 1, 2014, the Auction Company merged with another similar company. Such officers’ collective ownership in the new combined company is now approximately nine percent. For the years ended December 31, 2014 and 2013, we incurred approximately $125,000 and $50,000, respectively, in auction fees with the Auction Company.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Board of Directors of the Company, at a telephonic meeting held on April 22, 2015, evaluated and assessed the terms of the Tender Offer, as well as other relevant facts and information. At such meeting, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the stockholders of the Company and concluded to recommend that the Company’s stockholders reject the Tender Offer and not tender their Shares to the Offerors pursuant to the Tender Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares pursuant to the Tender Offer.

(b)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors: (i) consulted with the Company’s management as well as the Company’s legal advisors; (ii) reviewed the Schedule TO of the Offerors; (iii) relied upon other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; (iv) evaluated various relevant and material factors in light of the Board’s knowledge of the business, financial condition, portfolio of properties, and future prospects of the Company; and (v) took into account the fact that the Offerors are making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares. The following were the main factors considered by the Board of Directors: (1) the Board’s significant knowledge of each of the Company’s assets based upon the review associated with the approval of each acquisition by the Company; (2) the historical financial data disclosed on the Company’s Form 10-Q and Form 10-K filings over the past several quarters and the positive trends shown in that financial data, including increases in same-store revenue and same-store operating income; (3) the Board’s discussions with management related to the future of the Company, including potential exit strategies; (4) the Offerors state that they “arrived at the $9.00 Offer Price by applying a liquidity discount to the Corporation’s estimated per share value”, but they do not provide any analysis of how they arrived at the liquidity discount or the $9.00 Offer Price; (5) the $9.00 Offer Price proposed by the Offerors is significantly lower than the Company’s estimated net asset value per Share of $10.81 as of June 30, 2014; (6) the Board believes that the Offer Price represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a significant profit for themselves, thereby depriving the stockholders who tender Shares of the potential opportunity to realize the full long-term value of their investment in the Company; and (7) for stockholders looking to liquidate, in recent transactions on the secondary market, according to independent secondary market reporting publications, sales of the Company’s Shares have occurred at $9.76 per Share during the second quarter of 2015.

The foregoing discussion of the information and factors considered by the Board of Directors, and the recommendation of the Board of Directors, is not meant to be exhaustive. The members of the Board of Directors evaluated various factors in light of their knowledge of the business, financial condition, assets, and prospects of the Company. The recommendation of the Board of Directors was made after considering the totality of the information and factors involved.

Based upon the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its stockholders.

(c)	Intent to Tender.

To the best knowledge of the Company, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 6.	Interest in Securities of the Subject Company.

(b) During the past sixty days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares		Purchase Price per Share
SmartStop Self Storage, Inc.	March 16	Sales pursuant to DRP	138,111	(1)	$10.27
Harold “Skip” Perry	March 16	DRP shares	44		$10.27
Timothy S. Morris	March 16	DRP shares	44		$10.27
H. Michael Schwartz	March 16	DRP shares	0.1		$10.27
Harold “Skip” Perry	April 6, 2015	Issuance of restricted stock award	6,013	(2)	$0
Timothy S. Morris	April 6, 2015	Issuance of restricted stock award	6,013	(2)	$0
James Berg	April 6, 2015	Issuance of restricted stock award	4,626	(3)	$0
Wayne Johnson	April 6, 2015	Issuance of restricted stock award	13,876	(3)	$0
Paula Mathews	April 6, 2015	Issuance of restricted stock award	4,626	(3)	$0
Michael McClure	April 6, 2015	Issuance of restricted stock award	30,528	(3)	$0
Ken Morrison	April 6, 2015	Issuance of restricted stock award	11,564	(3)	$0
H. Michael Schwartz	April 6, 2015	Issuance of restricted stock award	83,256	(3)	$0

(1)	Includes the DRP shares of Messrs. Perry, Morris and Schwartz included in this table.
(2)	The award vests upon the earlier to occur of a change in control or March 18, 2016.

(3)	Fifty percent of the shares shall vest upon the earlier to occur of a change of control of the Company or ratably over a four-year period beginning on December 31, 2015 and ending on December 31, 2018. The remaining fifty percent of the shares shall vest upon the earlier to occur of a change in control of the Company or on December 31, 2015, based on the Company’s achieving certain performance criteria.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(d) The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

(b) Certain statements contained in this Schedule 14D-9, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about the Company’s plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this document is filed with the Securities and Exchange Commission. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations and provide distributions to stockholders, and the Company’s ability to find suitable investment properties, may be significantly hindered.

Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•	The Company incurred operating losses for the fiscal years ended December 31, 2013 and 2012.

•	To date, the Company has paid a majority of its distributions from sources other than cash flow from operations; therefore, the Company will have fewer funds available for the acquisition of properties, and stockholders’ overall return may be reduced.

•	There is currently no public trading market for the Company’s shares and there may never be one; therefore, it will likely be difficult for stockholders to sell their shares.

•	In determining the Company’s estimated net asset value per share, the Company primarily relied upon a valuation of its portfolio of properties as of June 30, 2014. Valuations and appraisals of the Company’s properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore the Company’s estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of the Company’s properties.

•	As with any valuation methodology, the methodology considered by the Company’s board of directors is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share does not represent the fair value of the Company’s assets less its liabilities according to GAAP nor does it represent a liquidation value of the Company’s assets and liabilities or the amount at which the Company’s shares of common stock would trade on a national securities exchange.

•	The Company’s trademarks are important to the value of the Company’s business, and the inability to protect, and costs associated with protecting, the Company’s intellectual property could adversely affect our business and results of operations.

•	Revenue and earnings from the Company’s Managed REITs are uncertain.

•	Because the revenue streams from the advisory agreements with the Managed REITs are subject to limitation or cancellation, any such termination could adversely affect the Company’s financial condition, cash flow and the amount available for distributions to you.

•	The Company’s portfolio growth is constrained by the Company’s acquisition allocation policy that governs the allocation of investment opportunities that may be suitable for the Company and the Managed REITs.

•	Because the Company is focused on the self storage industry, the Company’s rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on the Company’s rental revenues than if the Company owned a more diversified real estate portfolio.

•	The Company will depend on its on-site personnel to maximize customer satisfaction at each of the Company’s facilities, and any difficulties the Company encounters in hiring, training and retaining skilled field personnel may adversely affect the Company’s rental revenues.

•	The Company may suffer reduced or delayed revenues for, or have difficulty selling, properties with vacancies.

•	The Company may not be able to sell its properties at a price equal to, or greater than, the price for which the Company purchased such properties, which may lead to a decrease in the value of the Company’s assets.

•	Adverse economic conditions will negatively affect the Company’s returns and profitability.

•	If the Company breaches covenants under certain of its loans, the Company could be held in default under such loans, which could accelerate the Company’s repayment date and materially adversely affect the value of a stockholder’s investment in the Company.

•	The Company has invested in preferred equity investments, which involve a greater risk of loss than conventional debt financing.

•	Failure to qualify as a REIT would adversely affect the Company’s operations and ability to make distributions, as the Company would incur additional tax liabilities.

•	Stockholders may have tax liability on distributions they elect to reinvest in the Company’s common stock.

•	There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in the Company’s shares which could cause an investment in the Company to be a prohibited transaction and could result in additional tax consequences.

Certain other factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 25, 2015 and incorporated herein by reference.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)*	Letter to Stockholders dated April 27, 2015

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 and filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMARTSTOP SELF STORAGE, INC.

By:	/s/ H. Michael Schwartz
H. Michael Schwartz
Chief Executive Officer

Date: April 27, 2015

EXHIBIT INDEX

Exhibit	Description

(a)(1)*	Letter to Stockholders dated April 27, 2015

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 and filed herewith.